SUB-ITEM 77E

           AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)

                                LEGAL PROCEEDINGS

The West Virginia Securities Commissioner ("WVASC") subpoenaed both AIM and IFG in February 2004. On August 30, 2005, the WVASC issued its Summary Order to Cease and Desist and Notice of Right to Hearing to AIM and ADI. The WVASC claims that AIM and ADI violated the West Virginia securities laws for failure to disclose market timing arrangements. The WVASC purports to order AIM and ADI to cease any further violations and seeks to impose monetary sanctions, including restitution to affected investors, disgorgement of fees, reimbursement of investigatory, administrative and legal costs and an "administrative assessment" to be determined by the Commissioner. By agreement with the WVASC, this matter is indefinitely suspended. On October 27, 2011, a hearing examiner was appointed to the matter.

Management of Invesco and the Trust believe that the outcome of the proceedings described above will not have a material adverse effect on the Trust or on the ability of Invesco to provide ongoing services to the Trust.